Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Dual Directional Barrier Digital Securities Linked to the Worst Performing of the S&P 500® Index and the Russell 2000® Index Due December 5, 2023

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlyings:	The S&P 500® Index and the Russell 2000® Index
Pricing date:	November 30, 2018
Valuation date:	November 30, 2023
Maturity date:	December 5, 2023
Digital return amount:	$400 to $420 per security (representing a digital return equal to 40% to 42% of the stated principal amount)*
Final barrier value:	For each underlying, 60% of its initial underlying value
Payment at Maturity:

You will receive at maturity for each security you then hold:

•     If the final underlying value of the worst performing underlying is greater than or equal to its initial underlying value: $1,000 + the digital return amount

•     If the final underlying value of the worst performing underlying is less than its initial underlying value but greater than or equal to its final barrier value: $1,000 + ($1,000 × the absolute underlying return of the worst performing underlying)

•     If the final underlying value of the worst performing underlying is less than its final barrier value:

$1,000 + ($1,000 × the underlying return of the worst performing underlying)

If the final underlying value of the worst performing underlying is less than its final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17326Y6H4 / US17326Y6H48

* The actual digital return amount will be determined on the pricing date

Key Definitions
Initial underlying value:	For each underlying, its closing value on the pricing date
Final underlying value:	For each underlying, its closing value on the valuation date
Underlying return:	For each underlying, (i) its final underlying value minus its initial underlying value, divided by (ii) its initial underlying value
Absolute underlying return:	For each underlying, the absolute value of its underlying return
Worst performing underlying:	The underlying with the lowest underlying return

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated November 6, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Worst Performing Underlying

* Assumes that the digital return amount is equal to the lowest value indicated under Preliminary Terms.

Hypothetical Total Return at Maturity*
Hypothetical Underlying Return of the Worst Performing Underlying	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity(1)
100.00%	$1,400.00	40.00%
75.00%	$1,400.00	40.00%
50.00%	$1,400.00	40.00%
40.00%	$1,400.00	40.00%
30.00%	$1,400.00	40.00%
20.00%	$1,400.00	40.00%
10.00%	$1,400.00	40.00%
0.00%	$1,400.00	40.00%
-10.00%	$1,100.00	10.00%
-20.00%	$1,200.00	20.00%
-30.00%	$1,300.00	30.00%
-40.00%	$1,400.00	40.00%
-40.01%	$599.90	-40.01%
-50.00%	$500.00	-50.00%
-100.00%	$0.00	-100.00%

* Assumes that the digital return amount is equal to the lowest value indicated under Preliminary Terms.

(1) Hypothetical total return on securities at maturity = hypothetical payment at maturity per security minus $1,000 stated principal amount per security, divided by $1,000 stated principal amount per security

Selected Risk Considerations

•    You may lose a significant portion or all of your investment. Unlike conventional debt securities, the securities do not repay a fixed amount of principal at maturity. Instead, your payment at maturity will depend on the performance of the worst performing underlying. If the final underlying value of the worst performing underlying is less than its final barrier value, you will lose 1% of the stated principal amount of your securities for every 1% by which the worst performing underlying has depreciated from its initial underlying value to its final underlying value. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•    Your potential return on the securities is limited. Your potential total return on the securities at maturity is limited to the digital return.

•    Your potential for positive return from depreciation of the worst performing underlying is limited. The return potential of the securities in the event that the final underlying value of the worst performing underlying is less than its initial underlying value is limited to the final barrier value.

•    The securities do not pay interest.

•    The return on the securities depends solely on the performance of the worst performing underlying, and you will not benefit in any way from the performance of any better performing underlying.

•    You will be subject to risks relating to the relationship between the underlyings.

•    Investing in the securities is not equivalent to investing in any underlying. You will not have voting rights or any other rights with respect to the underlyings or the stocks included in the underlyings.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    The Russell 2000® Index is subject to risks associated with small capitalization stocks.

•    The issuer and its affiliates may have conflicts of interest with you.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com